Exhibit 99.1

SIERRA METALS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Sierra Metals Inc. (the “Corporation”) will be held on Wednesday, June 19, 2019 at Le Germain Hotel Maple Leaf Square, 75 Bremner Blvd., Offensive Zone Boardroom (3rd Floor), Toronto, Ontario, M5J 0A1, Canada, at the hour of 9:30 a.m. (local time in Toronto) for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2018 and 2017, together with the auditors’ reports thereon;

(b)	To elect the directors of the Corporation for the ensuing year;

(c)	To reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix the auditors’ remuneration; and

(d)	To transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, you are entitled to attend and vote at the Meeting in person or by proxy. The Board requests that all such shareholders who will not be attending the Meeting in person to read, date and sign the accompanying Form of Proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or adjournment(s) or postponement(s) thereof. If a shareholder does not deliver a Form of Proxy to Computershare by 9:30 a.m. (local time in Toronto) on Monday, June 17, 2019 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment(s) or postponement(s) of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on May 15, 2019 will be entitled to vote at the Meeting.

If you are not a registered shareholder of the Corporation, a Voting Instruction Form, instead of a Form of Proxy, may be enclosed. You must follow the instructions, including deadlines for submission, on such form to vote your shares.

A Management Information Circular and a Form of Proxy accompany this Notice.

DATED at Toronto, Ontario this 15th day of May 2019.

BY ORDER OF THE BOARD

(signed) Igor Gonzales
Igor Gonzales
President and Chief Executive Officer